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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No.   1  )*
                                            -----

                                 USF&G Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                   Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    903290 10 4
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


         Michael M. Pastore, Esq., GE Investment Management Incorporated
- --------------------------------------------------------------------------------
             3003 Summer Street, Stamford, CT 06904  (203) 326-2300
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 9, 1995
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 20 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Exhibit Index on Page 43
                                  Total Pages 71
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

      CUSIP    903290 10 4                 Page     2       of     71     Pages
             -----------------------            -----------    ----------



        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Trustees of General Electric Pension Trust
                 I.R.S. # 14-6015763

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]


        3    SEC USE ONLY


        4    SOURCE OF FUNDS*

                 OO

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]



        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of New York

                      7  SOLE VOTING POWER
        NUMBER OF
                             3,670,603
         SHARES
                      8  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
                             None
          EACH
        REPORTING
                      9  SOLE DISPOSITIVE POWER
         PERSON
                             3,670,603
          WITH

                     10  SHARED DISPOSITIVE POWER

                             None

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,670,603 shares (including 873,181 shares upon conversion of preferred stock) or, if each Reporting Person is deemed to be a group, 8,093,112 shares

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

                 Not Applicable

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3% or, if each Reporting Person is deemed to be a group,
             6.786%

        14   TYPE OF REPORTING PERSON*

                 EP

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


      CUSIP No.   903290 10 4           Page     3       of     71     Pages
                ------------------           -----------    ----------



        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             General Electric Private Placement Partners I, Limited Partnership I.R.S. # 06-1305217

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]


        3    SEC USE ONLY


        4    SOURCE OF FUNDS*

                 OO

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]



        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of New York

                      7  SOLE VOTING POWER
        NUMBER OF
                             2,108,802
         SHARES
                      8  SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
                             None
          EACH
        REPORTING
                      9  SOLE DISPOSITIVE POWER
         PERSON
                             2,108,802
          WITH

                     10  SHARED DISPOSITIVE POWER

                             None

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,108,802 shares (including 623,701 shares upon conversion of preferred stock) or, if each Reporting Person is deemed to be a group, 8,093,112 shares

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

                 Not Applicable

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.8% or, if each Reporting Person is deemed to be a group,
                6.786%

        14   TYPE OF REPORTING PERSON*

                 EP

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D



      CUSIP No.   903290 10 4              Page     4       of     71     Pages
                ---------------------           -----------    ----------


        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                General Electric Mortgage Insurance Company
                (I.R.S. # 31-0985858

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]


        3    SEC USE ONLY


        4    SOURCE OF FUNDS*

                WC

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]



        6    CITIZENSHIP OR PLACE OF ORGANIZATION

               State of North Carolina

                      7  SOLE VOTING POWER
        NUMBER OF
                             1,247,400
         SHARES
                      8  SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY             None
          EACH
        REPORTING
                      9  SOLE DISPOSITIVE POWER
         PERSON
                             1,247,400
          WITH


                     10  SHARED DISPOSITIVE POWER

                             None

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,247,400 shares (including 311,850 shares upon conversion of preferred stock), or if each Reporting Person is deemed to be a group, 8,093,112 shares

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

                Not Applicable

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1% or, if each Reporting Person is deemed to be a group,
                6.786%

        14   TYPE OF REPORTING PERSON*

                 IC

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


      CUSIP No.   903290 10 4           Page     5       of     71     Pages
                -----------------            -----------    ----------


        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Employers Reinsurance Corporation
                 I.R.S. # 48-1024691

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]


        3    SEC USE ONLY


        4    SOURCE OF FUNDS*

                 WC

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]



        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Missouri

                      7  SOLE VOTING POWER
        NUMBER OF
                             831,600
         SHARES
                      8  SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY             None
          EACH
        REPORTING
                      9  SOLE DISPOSITIVE POWER
         PERSON
                             831,600
          WITH


                     10  SHARED DISPOSITIVE POWER

                             None

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                831,600 shares (including 207,900 shares upon conversion of preferred stock) or, if each Reporting Person is deemed to be a group, 8,093,112 shares

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

                 Not Applicable

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .7% or, if each Reporting Person is deemed to be a group,
                6.786%
        14   TYPE OF REPORTING PERSON*

                 IC CO


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D



      CUSIP No.   903290 10 4          Page     6      of      71     Pages
                -----------------           ----------    -----------


         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Elfun Trusts
                  I.R.S. # 13-6067455

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [X]


         3    SEC USE ONLY


         4    SOURCE OF FUNDS*

                  OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]



         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of New York

                       7  SOLE VOTING POWER
        NUMBER OF
                              212,370
          SHARES
                       8  SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY             None
           EACH
        REPORTING
                       9  SOLE DISPOSITIVE POWER
          PERSON
                              212,370
           WITH


                      10  SHARED DISPOSITIVE POWER

                              None

        11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                212,370 shares (including 62,370 shares upon conversion of preferred stock) or, if each Reporting Person is deemed to be a group, 8,093,112 shares

        12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

              Not Applicable

        13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .02% or, if each Reporting Person is deemed to be a group,
                 6.786%

      14    TYPE OF REPORTING PERSON*

                  EP

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D



      CUSIP No.   903290 10 4           Page    7       of      71     Pages
                -----------------            ----------    -----------


        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GE Insurance Plan Trust
                I.R.S. # 51-0169382

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]


        3    SEC USE ONLY


        4    SOURCE OF FUNDS*

                00

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]



        6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York State

                      7  SOLE VOTING POWER
        NUMBER OF
                             22,400
         SHARES
                      8  SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY               None
          EACH
        REPORTING
                      9  SOLE DISPOSITIVE POWER
         PERSON
                             22,400
          WITH


                     10  SHARED DISPOSITIVE POWER

                               None

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                22,400 shares of, if each Reporting Person is deemed to be a group, 8,093,112 shares

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

                Not applicable

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .02% or, if each Reporting Person is deemed to be a group,
                6.786%

        14   TYPE OF REPORTING PERSON*

                EP

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D



      CUSIP No.   903290 10 4         Page      8     of      71     Pages
                -----------------          ----------    -----------


         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Electric Investment Corporation
                  (I.R.S. # 22-2152310)

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]
                Not applicable

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*

                  Not Applicable

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]



         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                       7  SOLE VOTING POWER
        NUMBER OF
                              Disclaimed (See 11 below)
          SHARES
                       8  SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY             0
           EACH
        REPORTING
                       9  SOLE DISPOSITIVE POWER
          PERSON
                              Disclaimed (See 11 below)
           WITH


                      10  SHARED DISPOSITIVE POWER

                              0

        11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Beneficial ownership of all shares disclaimed by General Electric Investment Company

        12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

                Not applicable

        13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Not applicable

        14    TYPE OF REPORTING PERSON*

                  CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D



      CUSIP No.   903290 10 4         Page     9      of      71     Pages
                -----------------          ----------    -----------


         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GE Investment Management Incorporated
                (I.R.S. # 06-1238874)

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]
                Not applicable

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*

                Not applicable

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]



         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware

                       7  SOLE VOTING POWER
        NUMBER OF
                              Disclaimed (See 11 below)
          SHARES
                       8  SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY             0
           EACH
        REPORTING
                       9  SOLE DISPOSITIVE POWER
          PERSON
                              Disclaimed (See 11 below)
           WITH


                      10  SHARED DISPOSITIVE POWER

                              0

        11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Beneficial ownership of all shares disclaimed by GE Investment Management Incorporated

        12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

                Not applicable

        13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Not applicable

        14    TYPE OF REPORTING PERSON*

                  CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D



      CUSIP No.   903290 10 4           Page     10     of     71     Pages
                -----------------            ----------    ----------


         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Electric Company
                  (I.R.S. # 14-0689340)

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [ ]
                Not applicable

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*

                  Not Applicable

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]



         6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York State

                       7  SOLE VOTING POWER
        NUMBER OF
                              Disclaimed (See 11 below)
          SHARES
                       8  SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY             0
           EACH
        REPORTING
                       9  SOLE DISPOSITIVE POWER
          PERSON
                              Disclaimed (See 11 below)
           WITH


                      10  SHARED DISPOSITIVE POWER

                              0

        11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Beneficial ownership of all shares disclaimed by General Electric Company

        12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

                Not applicable

        13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Not applicable

        14    TYPE OF REPORTING PERSON*

                  CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

NOTE:  This Amendment No. 1 amends and supplements the Statement on Schedule 13D
- ----
(the "Statement") filed on February 19, 1992 with the Securities and Exchange Commission by Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), General Electric Private Placement Partners I, Limited Partnership, a Delaware limited partnership (the "Partnership"), General Electric Mortgage Insurance Company, a North Carolina corporation ("GEMIC"), Employers Reinsurance Corporation, a Missouri corporation ("ERC"), Elfun Trusts, a New York common law trust ("Elfun"), and S&S Program Mutual Fund, a New York common law trust ("S&S") (each such person, except S&S, an "Original Reporting Person").

      Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

Item 1.    Security and Issuer
- -------    -------------------

      Item 1 is hereby amended as follows:

      The Original Reporting Persons have acquired shares of Common Stock pursuant to a conversion of certain shares of Series B Stock as more fully described in this Amendment No. 1.

      The current Reporting Persons (as defined below in Item 2) may constitute a group as such term is used in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated March 6, 1996, attached hereto as Schedule I.

Item 2.    Identity and Background
- -------    -----------------------

      Item 2 is hereby amended as follows:

      The Statement is filed on behalf of GEPT, the Partnership, GEMIC, ERC, Elfun, GE Insurance Plan Trust, a New York trust ("GEIPT"), GE Investment Management Incorporated, a Delaware corporation ("GEIM"), General Electric Investment Corporation, a Delaware corporation ("GEIC"), and General Electric Company, a New York corporation ("GE") (each such person, a "Reporting Person").

      The address and principal offices of GEPT, the Partnership, Elfun, GEIM, GEIC, and GEIPT is 3003 Summer Street, Stamford, Connecticut 06904. The address and

                                 Page 11 of 71 Pages
principal offices of GEMIC is 6001 Six Ford Road, Raleigh, North Carolina 27609. The address and principal offices of ERC is 5200 Metcalf, Overland Park, Kansas 66201. The address and principal offices of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

      For information with respect to the identity and background of each
(i) Trustee of GEPT see Schedule II attached hereto; (ii) Executive Officer and Director of the general partner of the Partnership see Schedule III attached hereto; (iii) Executive Officer and Director of GEMIC see Schedule IV attached hereto; (iv) Executive Officer and Director of ERC see Schedule V attached hereto; (v) Trustee of Elfun see Schedule VI attached hereto; (vi) Trustee of GEIPT see Schedule VII attached hereto; (vii) Executive Officer and Director of GEIM see Schedule VIII attached hereto; (viii) Executive Officer and Director of GEIC see Schedule IX attached hereto; (ix) Executive Officer and Director of GE see Schedule X attached hereto. The business address for each such person is the same as the address for the relevant Reporting Person described in the preceding paragraph.

      Except for (i) and (ii) below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through X has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws:

 (i) On March 12, 1993, in the U.S. District Court for the District of Connecticut, a complaint was brought by employees of Aerospace business of General Electric Company, the assets of which were sold to Martin Marietta Corporation. The action was to clarify and enforce rights to pension benefits in accordance with, and rights to assets held in, the GE Pension Plan. According to the documents of sale, all active GE Aerospace employees and certain assets of the GE Pension Plan were transferred to Martin Marietta Corporation. The case is still pending.

 (ii) On February 17, 1994, allegations were brought against General Electric Company (GE) that GE entered into an anti-competitive agreement in violation of federal anti-trust laws. The indictment charges GE, one European employee of GE's superabrasives business,

                                 Page 12 of 71 Pages

 De Beers Centenary A.G., Peter Franz & Philippe Liotier with entering into an anti-competitive agreement. GE denies the charges and intends to vigorously defend the indictment. The case is still pending.

      All Reporting Persons and to the best knowledge of each Reporting Person, all persons identified in Schedule II through X are United states citizens except as disclosed on such Schedules.

Item 3.    Source and Amount of Funds and Other Consideration
- -------    --------------------------------------------------

      Item 3 is hereby supplemented as follows:

      On October 17, 1995, the Partnership converted 66,138 shares of Series B Stock into 550,004 shares of Common Stock. On November 9, 1995, (i) GEPT converted 315,000 shares of Series B Stock into 2,619,541 shares of Common Stock; (ii) the Partnership converted 158,862 shares of Series B Stock into 1,321,097 shares of Common Stock; (iii) GEMIC converted 112,500 shares of Series B Stock into 935,550 shares of Common Stock; (iv) ERC converted 75,000 shares of Series B Stock into 623,700 shares of Common Stock; and (v) Elfun converted 22,500 shares of Series B Stock into 187,110 shares of Common Stock. Each such Reporting Person paid no additional consideration in connection with the acquisition of shares of Common Stock pursuant to the conversion of such Series B Stock by such Reporting Person. Each such Reporting Person continues to hold the Series B Stock which were not so converted as follows: (i) 105,000 shares of Series B Stock held by GEPT, (ii) 75,000 shares of Series B Stock held by the Partnership, (iii) 37,500 shares of Series B Stock held by GEMIC, (iv) 25,000 shares of Series B Stock held by ERC, and (v) 7,500 shares of Series B Stock held by Elfun.

      In addition to the shares of Common Stock and Series B Stock listed above, GEPT beneficially owns 177,881 shares of publicly-traded Common Stock which it purchased with funds from trust assets. Also, GEIPT beneficially owns 22,400 shares of publicly-traded Common Stock which it purchased with funds from trust assets.

Item 4.    Purpose of Transaction
- -------    ----------------------

      Item 4 is hereby supplemented as follows:

      The Reporting Persons have acquired, or continue to hold, as the case may be, the Common Stock and Series B Stock as an investment. While the Reporting Persons have no present intention of seeking control, they will continue to review their investment in the Company and monitor and evaluate future development at the Company and, based upon

                                 Page 13 of 71 Pages
such analysis, may (i) attempt to acquire additional shares of Common Stock (subject to availability of shares at prices deemed favorable), (ii) convert their remaining Series B Stock in whole or in part, or (iii) dispose of shares of Common Stock or Series B Stock by them or Common Stock received upon conversion of Series B Stock in the open market, in privately negotiated transactions or otherwise.

      The purpose of the acquisition of the Common Stock pursuant to the conversion of the Series B Stock is described as follows: On October 11, 1995, the Company, in accordance with the Articles Supplementary, delivered a notice of partial redemption ("Redemption Notice") to the Reporting Persons holding Series B Stock calling for a redemption on November 10, 1995 (the "Redemption Date") of Subseries 1995 and Subseries 1996 of the Series B Stock for redemption price of $100 per share plus accrued and unpaid dividends on the Redemption Date. In lieu of the mandatory redemption of such Subseries of Series B Stock, the Reporting Persons, in accordance with the Articles Supplementary, converted such Subseries 1995 and Subseries 1996 of the Series B Stock into Common Stock at a conversion ratio of 8.3160083 shares of Common Stock for 1 share of Series B Stock ($100 liquidation value divided by the conversion price of $12.025). Such Reporting Person also received cash from the Company for accrued and unpaid dividends and any fractional shares. 66,138 shares of the Subseries 1995 of the Series B Stock were converted by the Partnership on October 17, 1995 and the remaining shares of the Subseries 1995 and Subseries 1996 of the Series B Stock were converted by the Reporting Persons on November 9, 1995.

Item 5.    Interest in Securities of the Issuer (119,263,025 outstanding)
- -------    --------------------------------------------------------------

      Item 5 is hereby amended as follows:

      (a) (i) GEPT has beneficial ownership of 3,670,603 shares of Common Stock, representing 3% of such class currently outstanding; (ii) the Partnership has beneficial ownership of 2,108,482 shares of Common Stock, representing 1.8% of such class currently outstanding; (iii) GEMIC has beneficial ownership of 1,247,400 shares of Common Stock, representing 1% of such class currently outstanding; (iv) ERC has beneficial ownership of 831,600 shares of Common Stock, representing .7% of such class currently outstanding; (v) Elfun has beneficial ownership of 248,470 shares of Common Stock, representing .02% of such class currently outstanding; (vi) GEIPT has beneficial ownership of 22,400 shares of common stock, representing .02% of such class currently outstanding;
(vii) GEIM, GEIC and GE disclaim beneficial ownership of all shares. If the Reporting Persons are deemed to be a group for the purposes

                                 Page 14 of 71 Pages
of Section 13(d)(3) of the Securities Exchange Act of 1934, (i) 6,014,173 shares of Common Stock are currently beneficially owned by such group and (ii) under the circumstances described in Items 4 and 6 of the Statement and in the Articles Supplementary, the 250,000 shares of Series B Stock beneficially owned by such group are convertible into 2,079,002 shares of Common Stock. After giving effect to the issuance of such shares of Common Stock upon conversion of the Series B Stock, if the Reporting Persons are deemed to be a group, they will beneficially own 8,093,175 shares of Common Stock or approximately 6.786% of the issued and outstanding shares of Common Stock based on the 119,263,025 shares of Common Stock, which the 10-Q states were outstanding as of September 30, 1995.

      (b) Except as set forth above and in this Item 5, no Reporting Person, nor, to the best knowledge of each such Reporting Person, any person identified in Schedules II through X, beneficially owns any shares of Common Stock or effected any transaction in shares of Common Stock during the preceding 60 days.


      To date, the Partnership has sold 386,000 shares of Common Stock in the open market through Rule 144 transactions on such dates as follows:

 DATE OF SALE                   NUMBER OF SHARES SOLD
 ----------------------------------------------------
 October 17, 1995                   (100,000)
 October 19, 1995                    (50,000)
 October 23, 1995                    (50,000)
 November 22, 1995                   (60,000)
 December 8, 1995                    (66,400)
 February 8, 1996                    (32,000)
 February 9, 1996                     (2,600)
 February 12, 1996                   (25,000)

The Partnership may continue to make dispositions of the remaining portion of its holdings of Common Stock or Series B Stock or Common Stock received upon conversion of such Series B Stock in Rule 144 transactions or otherwise.

 In addition, to date, Elfun sold 37,110 shares of Common Stock on February 26, 1996 and certain accounts managed by GEIM sold 26,110 shares of Common Stock on February 23, 1996 and February 26, 2996, such sales were made in the open market through Rule 144 transactions.

Item 6.    Contracts, Arrangements, Understandings or Relations with Respect to
- -------    --------------------------------------------------------------------
           Securities of the Issuer
           ------------------------

 Item 6 is hereby supplemented as follows:

                                 Page 15 of 71 Pages

 In anticipation of conversion of the Series B Stock subject to the Redemption Notice, the Reporting Persons and the Company executed a letter dated October 11, 1995, as amended by a letter, dated October 13, 1995 (together the "Conversion Letter"), whereby the parties set forth certain understandings with regard to the conversion of such Series B Stock by the Reporting Persons on or before the day immediately preceding the Redemption Date, the payment by the Company of certain expenses of the Reporting Persons with respect to such conversion and the agreement by the Company to file a new registration statement on behalf of the Reporting Persons for up to 2,500,000 shares of Common Stock received upon conversion of such Series B Stock.


 The foregoing description of the Conversion Letter is qualified in its entirety by the complete text of such document, a copy of which is attached hereto as Exhibit 4.

Item 7.    Material to Be Filed as Exhibits
- -------    --------------------------------

      Item 7 is hereby supplemented as follows:

Exhibit 4 Letter, dated October 11, 1995, among the original Reporting Persons, and the Company, as amended by a letter, dated October 13, 1995.








                                 Page 16 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                By:    /s/ Alan M. Lewis
                     -----------------------------------------------------------
                          Name:  Alan M. Lewis
                          Title: Trustee


Dated:  May 9, 1996





















                                 Page 17 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                GE INVESTMENT PRIVATE PLACEMENT PARTNERS I, LIMITED PARTNERSHIP

                By:  GE Investment Management Incorporated, Its General Partner


                By:    /s/ Alan M. Lewis
                     -----------------------------------------------------------
                          Name:  Alan M. Lewis
                          Title: Executive Vice President


Dated:  May 9, 1996



















                                 Page 18 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                GENERAL ELECTRIC MORTGAGE INSURANCE CORPORATION

                By: General Electric Investment Corporation, Its Investment Manager


                By:    /s/ Alan M. Lewis
                     -----------------------------------------------------------
                          Name:  Alan M. Lewis
                          Title: Executive Vice President


Dated:  May 9, 1996


















                                 Page 19 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                EMPLOYERS REINSURANCE CORPORATION

                By: General Electric Investment Corporation, Its Investment Manager


                By:    /s/ Alan M. Lewis
                     -----------------------------------------------------------
                          Name:  Alan M. Lewis
                          Title: Executive Vice President


Dated:  May 9, 1996


















                                 Page 20 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                ELFUN TRUSTS


                By:    /s/ Alan M. Lewis
                     -----------------------------------------------------------
                          Name:  Alan M. Lewis
                          Title: Trustee


Dated:  May 9, 1996





















                                 Page 21 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                                           GE INSURANCE PLAN TRUST



                                           By:    /s/ Alan M. Lewis
                                                ------------------------
                                             Name:  Alan M. Lewis
                                             Title: Trustee


Dated:  May 9, 1996




















                                 Page 22 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                                        GE INVESTMENT MANAGEMENT
                                          INCORPORATED



                                        By:    /s/ Alan M. Lewis
                                             -----------------------------
                                          Name:  Alan M. Lewis
                                          Title: Executive Vice President


Dated:  May 9, 1996



















                                 Page 23 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                                        GENERAL ELECTRIC INVESTMENT
                                          CORPORATION



                                        By:    /s/ Alan M. Lewis
                                             -----------------------------
                                          Name:  Alan M. Lewis
                                          Title: Executive Vice President


Dated:  May 9, 1996



















                                 Page 24 of 71 Pages

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

      Pursuant to Rule 13d-1(f)(1), the undersigned joins in the filing of this Amendment No. 1 on its own behalf.


                                        GENERAL ELECTRIC COMPANY



                                        By:    /s/ Dale F. Frey
                                             ---------------------------
                                          Name:  Dale F. Frey
                                          Title: Vice President


Dated:  May 9, 1996




















                                 Page 25 of 71 Pages

                                                                      Schedule I
                                                                      ----------

                             Joint Filing Agreement
                             ----------------------

      The undersigned parties hereby agree that the Amendment No. 1 to the
Schedule 13D filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f)(1) on behalf of each such person.

Dated May 9, 1996

                                     TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Trustee



                                     GENERAL ELECTRIC PRIVATE PLACEMENT PARTNERS
                                      I, LIMITED PARTNERSHIP


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Executive Vice President


                                     GENERAL ELECTRIC MORTGAGE INSURANCE COMPANY


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Executive Vice President


                                     EMPLOYERS REINSURANCE CORPORATION


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Executive Vice President


                                 Page 26 of 71 Pages

                                     ELFUN TRUSTS


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Trustee


                                     GE INSURANCE PLAN TRUST


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Trustee


                                     GENERAL ELECTRIC INVESTMENT CORPORATION


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Executive Vice President


                                     GE INVESTMENT MANAGEMENT INCORPORATED


                                     By   /s/ Alan M. Lewis
                                        ----------------------------------------
                                        Name:   Alan M. Lewis
                                        Title:  Executive Vice President


                                     GENERAL ELECTRIC COMPANY


                                     By   /s/ Dale F. Frey
                                        ----------------------------------------
                                        Name:   Dale F. Frey
                                        Title:  Vice President






                                 Page 27 of 71 Pages

                                                                     Schedule II
                                                                     -----------


                         GENERAL ELECTRIC PENSION TRUST
                         ------------------------------

                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

          The names of the Trustees of General Electric Pension Trust are as follows:

                          Dale F. Frey
                          Eugene K. Bolton
                          Michael J. Cosgrove
                          Ralph R. Layman
                          Alan M. Lewis
                          John H. Myers
                          Donald W. Torey
                          Alan M. Lewis























                               Page 28 of 71 Pages

                                                                    Schedule III
                                                                    ------------

                     GE INVESTMENT MANAGEMENT INCORPORATED,
                 GENERAL PARTNER OF GENERAL ELECTRIC INVESTMENT
                PRIVATE PLACEMENT PARTNERS I, LIMITED PARTNERSHIP
                -------------------------------------------------

                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

     The names of the Executive Officers and Directors of GE Investment Management Incorporated are as follows:

Officers
- --------

Dale F. Frey              Chairman of the Board, Chief Executive Officer and
                            President
Eugene K. Bolton          Executive Vice President
Michael J. Cosgrove       Executive Vice President
Ralph R. Layman           Executive Vice President
Alan M. Lewis             Executive Vice President, General Counsel and
                            Secretary
John H. Myers             Executive Vice President
Geoffrey R. Norman        Executive Vice President
Donald W. Torey           Executive Vice President and Treasurer
Stephen B. Hoover         Senior Vive President
Philip A. Mercurio        Senior Vice President
Philip A. Riordan         Senior Vice President
Mark A. Dunham            Senior Vice President
Suzanne D. Dowd           Vice President
Ronald I. Felmus          Vice President
Keith G. Smith            Vice President
Michael D. Wright         Vice President
Constance K. Doyle        Vice President
Steven M. Beringer        Vice President
Joseph M. Velez           Vice President
Matthew J. Witkos         Vice President
Christopher P. Mullahy    Vice President
Michael S. Petrucelli     Vice President - Finance
Michael J. Strone         Vice President and Assistant Secretary
Michael M. Pastore        Vice President and Assistant Secretary
Matthew J. Simpson        Vice President and Assistant
                            Secretary


                               Page 29 of 71 Pages

Directors
- ---------

Eugene K. Bolton
Michael J. Cosgrove
Dale F. Frey
Ralph R. Layman
Alan M. Lewis
John H. Myers
Geoffrey R. Norman
Donald W. Torey































                               Page 30 of 71 Pages

                                                                     Schedule IV
                                                                     -----------


                 GENERAL ELECTRIC MORTGAGE INSURANCE CORPORATION
                 -----------------------------------------------

                   c/o General Electric Investment Corporation
                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

          The names of the Executive Officers and Directors of General Electric Mortgage Insurance Corporation are as follows:

Officers
- --------

Gregory T. Barmore        Chairman & Chief Executive Officer
Mike S. Zafirovski        President & Chief Operating Officer
Martin H. Heck            Executive Vice President & General Manager
Carolyn S. Littles        Senior Vice President & Chief Financial Officer
Jeremia Jacobs            Senior Vice President
Stewart B. Koenigsberg    Senior Vice President
Gerhard A. Miller         Senior Vice President & Secretary
Richard Natasi            Senior Vice President
Graham Williams           Senior Vice President
Thomas M. Pfeiffer        Vice President
Brian Hurley              Vice President & Regional Manager (Canada)
John C. Burns             Vice President & Regional Manager
James M. Keane            Vice President & Regional Manager
Joan Stehman              Vice President & Regional Manager
Robert Yeckley            Vice President & Regional Manager
Edward Conners            Vice President
Joe Connors               Vice President
F. Ross Conyers           Vice President
Sherie Cordell            Vice President & Assistant Secretary
Ronald L. Gainer          Vice President
Mark Goldhaber            Vice President
Jeannie B. Green          Vice President & Assistant Secretary
Mary Elizabeth Grotto     Vice President
Tom Hassinger             Vice President
Catherine D. Hinkle       Vice President & Assistant Secretary
Sean Lowther              Vice President & Treasurer
James Lynn                Vice President
Kevin L. McDougall        Vice President & Assistant Secretary
Nancy A. McDougall        Vice President
Domenic Melillo           Vice President
Frank G. Mertes           Vice President
Richard Musci             Vice President
Cheryl Nolda              Vice President

                               Page 31 of 71 Pages

James Schumacher          Vice President
C.F. Steineger            Vice President
Mark Steinman             Vice President
Joanne A. Stewart         Vice President
John C. Taggart           Vice President & Assistant Secretary



Directors
- ---------

G.T. Barmore
M.H. Heck
S. Koenisberg
C.S. Littles
G.A. Miller
J.B. Rabitz
G. Williams
M.S. Zafirovski



























                               Page 32 of 71 Pages

                                                                      Schedule V
                                                                      ----------


                        EMPLOYERS REINSURANCE CORPORATION
                       -----------------------------------

                   c/o General Electric Investment Corporation
                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

          The names of the Executive Officers and Directors of Employers Reinsurance Corporation are as follows:

Officers
- --------

Kaj Ahlmann                     Chairman, President & Chief Executive Officer
Michael E. Miller (Chicago)     Senior Vice President
Hoyt H. Wood, Jr.               Senior Vice President
C. Alan Mauch                   Senior Vice President
John M. Connelly                Senior Vice President, General Counsel &
                                  Secretary
Joseph W. Levin                 Senior Vice President & Actuary
Jean M. Stalcup                 Senior Vice President
Jerry L. Woolard                Senior Vice President
Robert R. Cross                 Vice President
James R. Batterson              Vice President
Robert J. Breckenridge          Vice President
Charles E. Heath                Vice President
Leonard L. Henre                Vice President
Richard E. Fagerberg            Vice President
Robert C. Scheibel              Vice President
Mark L. Ricciardelli            Vice President
(New York)
Ronald E. Miller                Vice President
Paul T. Johnson                 Vice President
J. Larry McClellan              Vice President
Darrell E. Franklin             Vice President
(Kansas City)
Robert E. Monroe                Vice President & Comptroller
Robert E. Jackels (Atlanta)     Vice President
William J. O'Donnell, III       Vice President
(San Francisco)
James F. Dore                   Vice President & Chief Financial Officer
Paul K. Limpic                  Vice President
Stuart A. Schlemmer             Vice President
John L. Murphy (Boston)         Vice President
Kathryn J. Baker                Vice President & Associate General Counsel
Howard T. Johnson               Vice President
Galen D. Mussman                Vice President


                               Page 33 of 71 Pages

Daniel J. Torpey                Vice President
Richard S. Brownfield           Vice President
(Columbus)
Jorgen K. Jensen                Vice President
Robert A. Crane                 Vice President
Paul I. Longman                 Vice President
Suzanne A. Shank                Vice President
Gary R. Teaney                  Treasurer


Directors
- ---------

Kaj Ahlmann
James R. Batterson
John M. Connelly
Robert R. Cross
James F. Dore
Charles E. Heath
Dr. Achim Kann
Joseph W. Levin
C. Alan Mauch
Annette K. Sadolin
Jean M. Stalcup
Hoyt H. Wood, Jr.
Jerry L. Woolard

















                               Page 34 of 71 Pages

                                                                     Schedule VI
                                                                     -----------

                            TRUSTEES OF ELFUN TRUSTS
                            ------------------------

                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

          The names of the Trustees of Elfun Trusts are as follows:

                         E.K. Bolton
                         M.J. Cosgrove
                         R.R. Layman
                         A.M. Lewis
                         J.H. Myers
                         D.W. Torey
                         D.F. Frey


























                               Page 35 of 71 Pages

                                                                    Schedule VII
                                                                    ------------



                           General Electric Insurance
                                    Plan Trust
                           --------------------------


          The names of the Trustees of General Electric Insurance Plan Trust are as follows:


                                       D.F. Frey
                                       E.K. Bolton
                                       M.J. Cosgrove
                                       R.R. Layman
                                       A.M. Lewis
                                       J.H. Myers
                                       D.W. Torey























                               Page 36 of 71 Pages

                                                                   Schedule VIII
                                                                   -------------


                      GE INVESTMENT MANAGEMENT INCORPORATED
                      -------------------------------------


          The names of the Executive Officers and Directors of GE Investment Management Incorporated are as follows:

Officers:

Dale F. Frey            Chairman of the Board, Chief Executive Officer and
                          President
Eugene K. Bolton        Executive Vice President
Michael J. Cosgrove     Executive Vice President
Ralph R. Layman         Executive Vice President
Alan M. Lewis           Executive Vice President
John H. Myers           Executive Vice President
Geoffrey R. Norman      Executive Vice President
Donald W. Torey         Executive Vice President and Treasurer
Stephen B. Hoover       Senior Vice President
Philip A. Mercurio      Senior Vice President
Philip A. Riordan       Senior Vice President
Mark A. Dunham          Senior Vice President
Suzanne D. Dowd         Vice President
Ronald I. Felmus        Vice President
Keith G. Smith          Vice President
Michael D. Wright       Vice President
Constance K. Doyle      Vice President
Steven M. Beringer      Vice President
Joseph M. Velez         Vice President
Matthew J. Witkos       Vice President
Christopher P. Mullahy  Vice President
Michael S. Petrucelli   Vice President - Finance
Michael M. Pastore      Vice President and Assistant Secretary
Matthew J. Simpson      Vice President and Assistant Secretary
Michael J. Strone       Vice President and Assistant Secretary


Directors:

     E.K. Bolton
     M.J. Cosgrove
     D.F. Frey
     R.R. Layman
     A.M. Lewis
     J.H. Myers
     G.R. Norman
     D.W. Torey


                               Page 37 of 71 Pages

                                                                     Schedule IX
                                                                     -----------


                     General Electric Investment Corporation
                     ---------------------------------------

          The names of the Executive Officers and Directors of General Electric Investment Corporation are as follows:


Officers:

Dale F. Frey          Chairman of the Board and President
Eugene K. Bolton      Executive Vice President-Domestic Equity Investments
Michael J. Cosgrove   Executive Vice President-Mutual Funds
Ralph R. Layman       Executive Vice President-International Equity Investments
Alan M. Lewis         Executive Vice President-General Counsel and Secretary
John H. Myers         Executive Vice President-Fixed
Geoffrey R. Norman    Executive Vice President
Donald W. Torey       Executive Vice President-Finance and Administration
Peter J. Hathaway     Senior Vice President-Equity Portfolios
A. John Kohlhepp      Senior Vice President-Equity Portfolios
Elaine G. Harris      Senior Vice President-Equity Portfolios
Paul C. Reinhardt     Senior Vice President-Equity Portfolios
Christopher W. Smith  Senior Vice President-Equity Investments
David B. Carlson      Senior Vice President-Equity Portfolios
Judith A. Studer      Senior Vice President-Equity Portfolios
Philip A. Mercurio    Senior Vice President-Mutual Funds
Robert R. Kaelin      Senior Vice President-Municipal Bonds
Philip A. Riordan     Senior Vice President-Real Estate
Stephen B. Hoover     Senior Vice President-Real Estate
Rosemary Sagar        Senior Vice President-International Equity Portfolios
Wendy L. Agnew        Senior Vice President-International Equity Portfolios
Michael J. Caufield   Senior Vice President-Municipal Bonds
James M. Mara         Senior Vice President-International Alternative
                        Investments
Pamela J. Thomas      Vice President-International Equity Portfolios
Damian J. Maroun      Vice President-Equity Trading
Thomas E. Driscoll    Vice President-Equity Investments
Gerald L. Igou        Vice President-Equity Investments


                               Page 38 of 71 Pages

Tara C. Kirk          Vice President-Equity Investments
Ralph E. Whitman      Vice President-Equity Investments
Christopher D. Brown  Vice President-Equity Investments
Michael S. Petrucelli Vice President-GEIM Financial Analysis
Richard J. Farrelly   Vice President-Support Services
Colin R. Sabol        Vice President-Financial Planning & Analysis
Stella V. Lou         Vice President-Municipal Bonds
William R. Wright     Vice President-Fixed Income
David J. Beck         Vice President-Fixed Income
Robert W. Aufiero     Vice President-Fixed Income
Kathleen S. Brooks    Vice President-Fixed Income
Susan M. Courtney     Vice President-Municipal Bonds
B. Bradford Barrett   Vice President-Real Estate
Robert P. Gigliotti   Vice President-Real Estate
Preston R. Sargent    Vice President-Real Estate
David W. Wiederecht   Vice President-Alternative Investments
Wolfe H. Bragin       Vice President-Private Placement Investments
H. Michael Mears      Vice President-Private Placement Investments
Kurt W. Leutzinger    Vice President-Private Placement Investments
Matthew J. Simpson    Vice President-Assoc. Gen. Counsel and Asst. Secretary
Michael J. Strone     Vice President-Assoc. Gen. Counsel and Asst. Secretary
Michael M. Pastore    Vice President-Assoc. Gen. Counsel and Asst. Secretary


Directors:

     E.K. Bolton
     M.J. Cosgrove
     D.F. Frey
     R.R. Layman
     A.M. Lewis
     J.H. Myers
     G.R. Norman
     D.W. Torey













                               Page 39 of 71 Pages

                                                                      Schedule X
                                                                      ----------


                            GENERAL ELECTRIC COMPANY
                            ------------------------


          The names of the Executive Officers and Directors of General Electric Company are as follows:


Executive Officers:

 J.F. Welch, Jr.  Chairman of the Board and Chief Executive
                  Officer, General Electric Company

 P. Fresco        Vice Chairman of the Board of Executive
                  Officer General Electric Company

 P.P. Doyle       Executive Vice President

 P.D. Ameen       Vice President and Comptroller

 J.R. Bunt        Vice President and Treasurer

 D. L. Calhoun    Vice President - GE Transportation Systems

 W. J. Conaty     Senior Vice President - Human Resources

 D.D. Dammerman   Senior Vice President -  Finance

 L. S. Edelheit   Senior Vice President -  Corporate Research
                  and Development

 D. F. Frey       Vice President and Chairman & President, GE
                  Investments Corp.

 B.W. Heineman,   Senior Vice President - GE Lighting and
 Jr.              Secretary

 W.J. McNerney,   Senior Vice President - GE Lighting
 Jr.

 E.F. Murphy      Senior Vice President - GE Aircraft Engines

 R.L. Nardelli    Senior Vice President - GE Power Systems

 R.W. Nelson      Vice President - Corporate Financial Planning
                  and Analysis

 J.D. Opie        Vice Chairman of the Board and Executive
                  Officer

 G.M. Reiner      Vice President - Corporate Business
                  Development

 G.L. Rogers      Senior Vice President - GE Plastics

 J.W. Rogers      Vice President - GE Motors


                               Page 40 of 71 Pages

 J.R. Stonesifer  Senior Vice President - GE Appliances

 J.M. Trani       Senior Vice President - GE Medical Systems

 L. G. Trotter    Vice President -  GE Electrical Distribution
                  and Control

                          Citizenship (Other than U.S.)
                          -----------

                           P. Fresco   Italy
                           All Others  U.S.A.































                               Page 41 of 71 Pages

 Directors:       Present Principal Occupation:

 H.B. Atwater,    Retired Chairman, Chief Executive
 Jr.              Officer, and former Director General
                  Mills, Inc.

 D.W. Calloway    Chairman of the Board, Chief Executive
                  Officer and Director, PepsiCo, Inc.

 S.S. Cathcart    Director and Retired Chairman,
                  Illinois Tool Works

 D.D. Dammerman   Senior Vice President-Finance, General
                  Electric Company

 P. Fresco        Vice Chairman of the Board of
                  Executive Officer General Electric
                  Company

 C.X. Gonzalez    Chairman of the Board and Managing
                  Director
                  \Kimberly-Clark de Mexico, S.A. de
                  C.V.

 R.E. Mercer      Retired Chairman of the Board and
                  former Director, The Goodyear Tire &
                  Rubber Company

 G.G. Michelson   Member of the Board of Directors -
                  Federated Department Stores

 J.D. Opie        Vice Chairman of the Board of
                  Executive Officer

 R.S. Penske      President, Penske Corporation

 B.S. Prieskel    Former Senior Vice President, Motion
                  Picture Associations of America

 F.H.T. Rhodes    President Emeritus Cornell University

 A.C. Sigler      Chairman of the Board, Champion
                  International Corporation

 D.A. Warner III  Chairman of the Board, President, and
                  Chief Executive Officer, J.P. Morgan &
                  Co. Incorporated and Morgan Guaranty
                  Trust Company

 J.F. Welch, Jr.  Chairman of the Board and Chief
                  Executive Officer, General, Electric
                  Company

                          Citizenship (Other than U.S.)
                          -----------

                           C. X. Gonzalez  Mexico
                           P. Fresco      Italy
                           All Others     U.S.A.


                               Page 42 of 71 Pages

                                                              EXHIBIT INDEX
                                                              -------------



  Exhibit
    No.                    Document                   Page
  -------                  --------                   ----

 Exhibit 4                 Letter, dated October        44
                           11, 1995, among the
                           Reporting Persons and
                           the Company, as amended
                           by a letter, dated
                           October 13, 1995.





























                               Page 43 of 71 Pages